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                                                                      EXHIBIT 60

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                      INTEROIL ANNOUNCES SPUD OF MOOSE AND
                               DRILLING CONTRACTOR

MARCH 28, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with corporate headquarters in The Woodlands, TX announced today that at 6:00 pm (PNG time) yesterday afternoon its Moose-1 well was spudded in Papua New Guinea. The Moose is the first well of InterOil's previously announced eight well drilling program and targets the Late Cretaceous Pale and Subu Sands, at 1,500-2,000 metres (4921-6561 feet) with a secondary target of Eocene limestone, at 1,100 metres (3,608 feet). The drilling of the Moose is expected to last approximately 30 days. Weekly drilling updates will be released to the ASX, TSX, and POMSoX and posted on our web site at www.interoil.com.

Through an alliance with General Exploration Drill Holdings ("GEDH"), parent of the drilling contractor, RB Drilling, of the Moose Prospect, a special purpose built drilling rig was developed encompassing slim hole drilling technology. InterOil and GEDH have entered into an agreement, subject to regulatory approvals, whereby InterOil will issue approximately 31,240 shares of common stock at a price consistent with its last equity issuance, or C$13.75 per share, to GEDH for part of the payment for the drilling rig and design services. In total, this equates to a transaction value of approximately C$429,550 (US$293,654). These shares will be subject to a four-month hold period.

"We welcome RB Drilling's commitment to InterOil and our drilling program," stated Phil Mulacek, CEO of InterOil. "We are pleased to add RB Drilling to a prestigious group of corporate partners that have supported us, and who believe in InterOil's future as an emerging integrated energy company."

"We requested an arrangement that gives us ongoing interest in the drilling program, and offers incentive for us to maximize our performance," said Rod Trigwell, General Manager of RB Drilling. "It reflects our confidence in the InterOil drilling program."

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. The primary debt for the refinery is through a US$85 million loan by the Overseas Private Investment Corporation, "OPIC", an agency of the US Government.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

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FOR FURTHER INFORMATION:

NORTH AMERICA                                AUSTRALASIA
-------------                                -----------
Gary M Duvall                                Anesti Dermedgoglou
Vice President, Corporate Development        Vice President, Investor Relations
InterOil Corporation                         InterOil Corporation
gary.duvall@interoil.com                     anesti@interoil.com
Houston, TX USA                              Cairns, Qld Australia
Phone:  +1 281 292 1800                      Phone:  +61 7 4046 4600

Lisa Elliott
DRG&E
lelliott@drg-e.com
Houston, TX USA
Phone:  +1 713 529 6600